SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VICINITY CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 par value per share
(Title of Class of Securities)

925653 10 7
(CUSIP Number)

John A. Seethoff
Deputy General Counsel
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399
(425) 882-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies to:

Richard Dodd, Esq.
Preston Gates & Ellis LLP
701 Fifth Avenue
Suite 5000
Seattle, WA 98115
October 22, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Microsoft Corporation, I.R.S. Identification No. 91-1144442

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 8,827,730* 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER 8,827,730*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,827,730*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%**

14.	TYPE OF REPORTING PERSON CO

*
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting group (under Rule 13d-5) formed pursuant to the Voting Agreements described in Items #4 and 5 hereof.

**
The calculation of the foregoing percentage is based on 27,028,725 shares of Vicinity Corporation common stock outstanding as of August 31, 2002 as set forth in Vicinity Corporation’s Transition Report on Form 10-K filed with the Securities and Exchange Commission on September 25, 2002 and assumes the exercise of 769,234 options or warrants to purchase shares of common stock exercisable within sixty (60) days.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Vicinity Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 370 San Aleso Avenue, Sunnyvale, California 94095.

This Schedule 13D relates to agreements entered into in connection with the execution of the Agreement and Plan of Merger executed by Issuer, Microsoft Corporation (“Microsoft”) and Bootstrap Merger Sub, Inc. (“Bootstrap Sub”), a Delaware corporation (the “Merger Agreement”) pursuant to which all of the outstanding Shares will be purchased by Microsoft and Bootstrap Sub will be merged with and into the Issuer (the “Merger”).

Item 2.    Identity and Background.

(a) – (c) The name of the person filing this statement is Microsoft Corporation (and the officers, directors and control persons of Microsoft Corporation listed on Schedule I), hereinafter sometimes referred to as the “Reporting Person.”

Microsoft Corporation’s principal office is One Microsoft Way, Redmond, Washington 98052. Microsoft develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, business/consumer productivity applications, software development tools and Internet software and technologies.

(d) – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Microsoft expects the amount of funds required to purchase all of the outstanding Shares pursuant to the Merger will be approximately $96 million plus related fees and expenses. The source of funds will be a capital contribution from Bootstrap Sub’s parent, Microsoft. Neither Microsoft nor Bootstrap Sub will borrow funds in connection with the Merger.

Item 4.    Purpose of Transaction.

The purpose of the Merger is for Microsoft to acquire the Issuer pursuant to the Merger Agreement.

To induce Microsoft to enter into the Merger Agreement, CMG Ventures, Inc., CMG Ventures Capital Corp., Oak Investment Partners VII, Oak VIII Affiliates Fund, Chuck Berger, Maury Austin, Scott Sullivan, Michael Torgersen, Teri Dahlbeck, Dan Shaver, Steve Weinstein, Ron Smith, Barton Faber, Gerald Gallagher, Doug McIntyre and Mike Sears (collectively the “Stockholders”), entered into Voting Agreements with Microsoft and Bootstrap Sub and dated October 22, 2002 (the “Voting

Agreements”). Pursuant to the Voting Agreements, the Stockholders have agreed to vote their shares of Common Stock in connection with any meeting or action by written consent of the Stockholders of the Issuer in favor of the Merger and against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Proposal (as defined in the Merger Agreement). Each Voting Agreement terminates immediately upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the effective time of the Merger.

Pursuant to the Voting Agreements, the Stockholders have agreed that they will not (i) transfer (which term includes, without limitation, for the purposes of the Voting Agreements, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger or any Interest in such shares; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the shares of the Common Stock beneficially owned by the attorney or other authorization or consent in or with respect to the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger; or (iv) deposit the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger into a voting trust or enter into a voting agreement or arrangement with respect to such shares.

Pursuant to the Voting Agreements, each of the Stockholders has irrevocably granted to, and appointed, Microsoft and any nominee of Microsoft, its proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of the Stockholder, to vote his shares of the Common Stock beneficially owned by such Stockholder as of the date of the Stockholder Agreement to which such Stockholder is a party or that such Stockholder may acquire after such date and prior to the effective time of the Merger, or grant a consent or approval in respect of such shares, in connection with any meeting of the stockholders of the Issuer (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Proposal (as defined in the Merger Agreement).

Item 5.    Interest in Securities of the Issuer.

(a)  See Rows 11 and 13 of the Cover Pages.

(b)  See Rows 7 through 10 of the Cover Pages. The Reporting Person has, together with the Stockholders, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

(c)  As described in Item 4 of this Schedule 13D, the Reporting Person entered into Voting Agreements on October 22, 2002.

(d)  To the best knowledge of the Reporting Person, no person other than the Stockholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.    Materials to be Filed as Exhibits.

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

(1)  Not applicable.

(2)  Agreement and Plan of Merger, dated October 22, 2002, by and among Vicinity Corporation, Microsoft Corporation and Bootstrap Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 to Vicinity Corporation’s current report on Form 8-K filed on October 23, 2002)

(3)  Form of Voting Agreement, dated October 22, 2002, by and among Microsoft Corporation, Bootstrap Merger Sub, Inc. and certain stockholders of Vicinity Corporation. (Filed herewith as Exhibit 99.3)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

Date: October 31, 2002	MICROSOFT CORPORATION

	By:	/S/ JOHN G. CONNORS
Name: John G. Connors Title: Senior Vice President and Chief Financial Officer

Schedule I
Directors and Executive Officers of
the Reporting Persons

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of the Reporting Persons is set forth below. With the exception of Jean-Philippe Courtois, who is a citizen of France, each person listed in Schedule I hereto is a citizen of the United States. The business address of each executive officer and director is Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052.

MICROSOFT CORPORATION

Directors	Title/Occupation

William H. Gates, III	Chairman of the Board, Chief Software Architect, Microsoft Corporation

Steven A. Ballmer	President, Chief Executive Officer, Microsoft Corporation

James I. Cash, Jr.	Professor of Business Administration, Senior Associate Dean, Harvard Business School

Raymond V. Gilmartin	Chairman, President and Chief Executive Officer, Merck & Company

David F. Marquardt	General Partner, August Capital

Wm. G. Reed, Jr.	Chairman, Simpson Investment Company (Retired)

Jon A. Shirley	President and Chief Operating Officer, Microsoft Corporation (Retired)

Ann McLaughlin Korologos	Senior Advisor, Benedetto Gartland & Company, Inc.; Vice Chairman of the Board of Trustees, RAND & Former U.S. Secretary of Labor

Executive Officers	Title

William H. Gates, III	Chairman of the Board; Chief Software Architect

Steven A. Ballmer	Chief Executive Officer

James E. Allchin	Group Vice President, Platforms Group

Orlando Ayala	Group Vice President, Worldwide Sales, Marketing and Services Group

Robert J. (Robbie) Bach	Senior Vice President, Games Division

Douglas J. Burgum	Senior Vice President, Business Solutions

David W. Cole	Senior Vice President, MSN and Personal Services Group

John G. Connors	Senior Vice President; Chief Financial Officer

Jean-Philippe Courtois	Senior Vice President, President, Microsoft Europe, Middle East, and Africa

Jon Stephan DeVaan	Senior Vice President, TV Division

Richard P. Emerson	Senior Vice President, Corporate Development and Strategy

Paul Flessner	Senior Vice President, .NET Enterprise Servers

Kevin R. Johnson	Senior Vice President, Microsoft Americas

Robert L. Muglia	Senior Vice President, Enterprise Storage Division

Craig Mundie	Senior Vice President; Chief Technical Officer, Advanced Strategies and Policy

Jeffrey S. Raikes	Group Vice President, Productivity and Business Services

Richard F. Rashid	Senior Vice President, Research

Eric D. Rudder	Senior Vice President, Developer and Platform Evangelism

Steven J. Sinofsky	Senior Vice President, Office

Bradford L. Smith	Senior Vice President and General Counsel

Brian Valentine	Senior Vice President, Windows

David Vaskevitch	Senior Vice President; Chief Technical Officer, Business Platform

Deborah N. Willingham	Senior Vice President, Human Resources